Exhibit 99.1

FIRST CAPITAL REALTY ANNOUNCES Q2 RESULTS

Toronto, Ontario (August 2, 2017) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR), one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties, announced today financial results for the three and six months ended June 30, 2017.

SELECTED FINANCIAL INFORMATION

(unaudited)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Operating FFO (1) ($ millions)	$70.5	$64.2	$139.2	$125.7
Operating FFO per diluted share (1)	$0.29	$0.28	$0.57	$0.55
FFO (1) ($ millions)	$70.6	$66.4	$137.2	$128.3
FFO per diluted share (1)	$0.29	$0.29	$0.56	$0.56
Weighted average diluted shares for FFO (000s)	245,186	233,014	245,006	229,789
Total Same Property NOI (1) ($ millions)	$94.3	$91.8	$187.8	$183.3
Total Same Property NOI growth (1) (2)	2.8%	(2.7)%	2.5%	(0.2)%
Net income attributable to common shareholders ($ millions)	$271.5	$169.6	$475.2	$236.5
Net income attributable to common shareholders per diluted share	$1.09	$0.71	$1.91	$1.00
Weighted average diluted shares for net income (000s)	250,516	243,235	250,377	240,183

Total portfolio occupancy (3) (4)	95.0%	95.1%
Total Same Property occupancy (3) (4)	96.0%	96.3%

(1)	Refer to “Non-IFRS Financial Measures” section of this press release.
(2)	Prior periods as reported; not restated to reflect current period categories.
(3)	As at June 30.
(4)	Prior period restated to reflect occupancy at the Company's proportionate interest.

SECOND QUARTER FINANCIAL AND OPERATIONAL HIGHLIGHTS

●	Operating FFO per Share: Operating FFO per diluted share increased 4.0% to $0.287 from $0.276 in the same prior year period. Operating FFO in total dollars increased 9.8% or $6.3 million to $70.5 million vs. the same prior year period.

●	FFO per Share: FFO per diluted share increased 1.1% to $0.288 from $0.285 in the same prior year period. FFO in the prior year included $3.2 million in Target proceeds received under Target Canada's CCAA plan of arrangement. Excluding these proceeds FFO per diluted share increased 6.3%. FFO in total dollars increased 6.3% or $4.2 million compared to the same prior year period.

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●	Same Property NOI Growth: Total Same Property NOI increased 2.8% compared to the same prior year period.

●	Portfolio Occupancy Rate: Total portfolio occupancy improved 0.5% from March 31, 2017 to 95.0% at June 30, 2017. Total portfolio occupancy declined 0.1% from June 30, 2016. Occupancy at June 30, 2017 and 2016 excluding vacant space held for development was 95.7% and 95.8%, respectively.

●	Lease Renewal Rate Increase: Net rental rates for the quarter increased 8.6% per square foot on 387,000 square feet of lease renewals. The lease renewal rate increase for the Same Property portfolio was 9.6% on 345,000 square feet of renewals.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 2.3% or $0.43 per square foot over the same prior year period to $19.39 per square foot, primarily due to rent escalations.

●	Property Investments: The Company invested $38.3 million in development and redevelopment in the quarter, acquired three adjacent properties for $10.8 million and disposed of a surplus building, for $4.1 million.

●	Net Income Attributable to Common Shareholders: Net income increased to $271.5 million or $1.09 per diluted share compared to $169.6 million or $0.71 per diluted share for the same prior year period. The increase was primarily due to an increase in the fair value of investment properties, higher NOI and higher interest and other income.

“In the second quarter, we continued to deliver solid growth in same property NOI, OFFO and NAV per share while at the same time making meaningful progress on our development projects. Our high quality portfolio of urban retail properties, that are leased to leading necessity based retailers, is well positioned to continue delivering growth with a relatively low level of risk and volatility.” said Adam Paul, President and CEO.

FINANCIAL HIGHLIGHTS

As at	June 30		December 31
($ millions)	2017	2016	2016
Total assets (1)	$9,688	$8,691	$9,105
Unencumbered assets (2)	$7,197	$6,123	$6,627
Net debt to total assets (2)	42.5%	43.1%	42.6%
Weighted average term of fixed-rate debt (years) (2)	5.3	5.6	5.3

(1)	Presented in accordance with IFRS.

(2)	Reflects joint ventures proportionately consolidated.

DIVIDEND

The Company will pay a third quarter dividend of $0.215 per common share on October 11, 2017 to shareholders of record on September 28, 2017.

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SUBSEQUENT EVENTS

Senior Unsecured Debentures Issued

On July 10, 2017, the Company completed the issuance of $300 million principal amount of Series U senior unsecured debentures due July 12, 2027. These debentures bear interest at a coupon rate of 3.753% per annum, payable semi-annually commencing January 12, 2018.

Redemption of Convertible Debenture

On August 1, 2017, the Company redeemed its remaining 4.75% Series I convertible debentures at par. The full redemption price and any accrued interest owing on the convertible debentures was satisfied in cash.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate at 2:00 p.m. (ET) on Thursday, August 3, 2017, in a live conference call with senior management to discuss the Company’s results for the three and six months ended June 30, 2017.

Teleconference

You can participate in the live conference by dialing 416-340-2217 or toll-free 866-696-5910 with access code 9006517. The call will be accessible for replay until August 17, 2017 by dialing 905-694-9451 or toll-free 800-408-3053 with access code 1083389.

Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q2 2017 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties where people live and shop for everyday life. The Company currently owns interests in 160 properties, totaling approximately 25 million square feet of gross leasable area.

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Non-IFRS Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to proportionate interest, NOI, Same Property NOI, FFO, Operating FFO and ACFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the six months ended June 30, 2017, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. Reconciliations of certain non-IFRS measures to their nearest IFRS measures are included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2016 and under “Risk Factors” in its current Annual Information Form. Risks and uncertainties that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements include, but are not limited to: general economic conditions; real property ownership; tenant financial difficulties, defaults and bankruptcies; the relative illiquidity of real property; increases in operating costs and property taxes; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; the availability and cost of equity and debt capital to finance the Company's business, including the repayment of existing indebtedness as well as development, intensification and acquisition activities; changes in interest rates and credit spreads; changes to credit ratings; the availability of a new competitive supply of retail properties which may become available either through construction, lease or sublease; geographic and tenant concentration; residential development, sales and leasing; risks in joint ventures; compliance with financial covenants; environmental liability and compliance costs; and uninsured losses and the Company's ability to obtain insurance coverage at a reasonable cost.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

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For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@fcr.ca

Kay Brekken

Executive Vice President & CFO

(416) 216-2051

kay.brekken@fcr.ca

www.fcr.ca

TSX: FCR

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